VIACOM INC.

SENIOR NOTES OFFERING – FINAL TERMS

Issuer Free Writing Prospectus

Dated September 29, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-207648

	2.250% Senior Notes due 2022	3.450% Senior Notes due 2026

Issuer:	Viacom Inc.

Ratings:*	Baa3 (stable) / BBB- (negative) / BBB (negative)

Format:	SEC Registered

Securities:	Senior Notes

Trade Date:	September 29, 2016

Settlement Date (T+3):	October 4, 2016

Interest Payment Dates:	The Notes will accrue interest from October 4, 2016 and will be payable semi-annually in arrears on February 4 and August 4 of each year, beginning on February 4, 2017.	The Notes will accrue interest from October 4, 2016 and will be payable semi-annually in arrears on April 4 and October 4 of each year, beginning on April 4, 2017.

Principal Amount Offered Hereby:	$400,000,000	$900,000,000

Maturity Date:	February 4, 2022	October 4, 2026

Interest Rate Adjustment:	The interest rate on the Notes is subject to adjustment as described in the preliminary prospectus supplement.

Price to Public:	99.692% per Note	99.481% per Note

Underwriting Discount:	0.350%	0.450%

Net Proceeds (before expenses):	$397,368,000	$891,279,000

Coupon:	2.250%	3.450%

Yield to Maturity:	2.312%	3.512%

Spread to Benchmark Treasury:	+120 bps	+195 bps

Benchmark Treasury:	1.125% UST due August 31, 2021	1.500% UST due August 15, 2026

Benchmark Treasury Price / Yield:	100-02 / 1.112%	99-14 / 1.562%

Make-Whole Call:	Treasury Rate plus 20 bps	Treasury Rate plus 30 bps

Par Call:	At any time on or after January 4, 2022, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.	At any time on or after July 4, 2026, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Denominations:	Minimum of $2,000 x $1,000 in excess thereof

Day Count:	30/360

CUSIP / ISIN:	92553P BA9 / US92553PBA93	92553P BB7 / US92553PBB76

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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